April 16, 2020
Alberto H. Zapata, Esq.
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-8629
Re: Variable Annuity Account	SENT VIA EDGAR
Minnesota Life Insurance Company

File Nos: 333-212515; 811-04294 ("Advantage") – Post-effective Amendment #10 333-140230; 811-04294 ("Extra") – Post-effective Amendment #42

333-182763; 811-04294 ("Guide") – Post-effective Amendment #24

Dear Mr. Zapata:

Thank you for the opportunity to respond to the Staff's comments, provided via telephone on April 13, 2020, regarding the above-listed post-effective amendments filed by Minnesota Life Insurance Company (the "Company") on February 25, 2020. The Staff's comments are set forth below, followed by the Company's responses.

The following revisions will be incorporated into the above-referenced post-effective amendments once the Company receives Staff approval to do so.

GENERAL COMMENTS

1.Comment – Length of Prospectus: The underlying prospectuses are lengthy and contain information regarding optional benefits (i.e. riders) that are no longer offered. Please consider revising the prospectuses to more prominently display relevant information or consider filing new registration statements. In addition, consider any changes that may be appropriate in light of the Commission's recently finalized, updated disclosure requirements and summary prospectus rule.

Response: The Company has considered the Staff's request to revise its registration statement material, and the Company respectfully declines to file new registration statements at this time. The Company does intend to review and consider changes in light of the recently finalized, updated disclosure requirements and summary prospectus rule.

2.Comment – Pandemic-Related Disclosure: We note significant market events have occurred since the post-effective amendment was filed relating to the COVID-19 pandemic and, in light of that, please consider whether the Company's disclosures, including market risk disclosures, should be revised based on how these events are affecting the markets of the indices that the Company uses to calculate its obligations under the contract. Further, given that the Company's obligations under the contract are subject to the financial strength and claims-

paying ability of the Company, please consider whether this disclosure should be revised based on these events and/or if the events could affect the Company's financial strength and claims- paying ability. If the Company believes no additional disclosure is warranted, please explain in a supplementary note why not.

Response: The recent events relating to the COVID-19 pandemic have not materially affected the ability of the Company to meet its obligations under the contracts. The Company is committed to maintaining strong financial strength and claims-paying ability throughout the duration of the COVID-19 pandemic. The Company's balance sheet, diversified investment portfolio, and capital strength enables it to weather the ongoing market volatility. The Company continues to monitor developments surrounding COVID-19 and is working with federal, state, and local governments to support business continuity and maintenance of operations.

COMMENTS - Extra

1.Comment – Market Value Adjustment: Please confirm that the market value adjustment feature does not invade the contract owner's principal such that separate registration would be warranted.

Response: The Company confirms that the market value adjustment feature does not invade the contract owner's principal such that it would require registration on a separate registration statement

(i.e. S form).

Please direct additional questions or comments to me at (651) 665-1590 or john.hite@securian.com.

Very truly yours,

/s/ John P. Hite

John P. Hite

Attorney